J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W
Washington DC2054
USA


05007064

82-913

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 24 March 2005

Dear Sir

J Sainsbury plc Share Plan 2005: Conditional Award of Ordinary Shares
Fourth Quarter Trading Statement for 12 weeks to 26 March 2005

Please find enclosed copies of the above announcements made to the London Stock Exchange on 24 March 2005.

Yours sincerely

Hazel Jarvis
Assistant Company Secretary

Enc

4/7

24 March 2005

J Sainsbury plc Share Plan 2005: Conditional Award of Ordinary Shares

Sainsbury's is today announcing a conditional award of ordinary shares to management, subject to approval by shareholders at the Annual General Meeting on 13 July 2005.

Philip Hampton, Chairman of Sainsbury's said "The Business Review in 2004 concluded that a major sales led recovery in profitability was needed. I said at that time that we intended to introduce rewards that compensated the senior management for delivering this recovery. We have designed the plan we are announcing today to do just that.

"We have had very constructive discussions with investors and believe that the share plan will align their interests with those of the management team. The underlying principle is to reward strong growth in sales and profitability. The awards will have zero value if sales and profits do not grow. We believe this plan is closely aligned with UK best practice and that it will be supported by shareholders at the AGM.

"This is a one-off incentive arrangement, intended to introduce an ownership culture for the new senior management team, incentivising those who will be responsible for leading and implementing the changes. Around 1,100 colleagues will participate in the scheme, from the chief executive through to supermarket store managers, focused on identical targets."

Grants of the ordinary shares of J Sainsbury plc, will be made and structured as nil-cost options. The level of the core award is scaled according to grade. In addition there is an opportunity for the executive directors and eligible operating board members (note 5) to make a personal investment of up to 50% of salary, which will be added to the core award. Awards will be made on a conditional basis today and become unconditional if approved by shareholders at the AGM in July.

Performance is measured over a four year period from the year ending March 2005 until the year ending March 2009. Awards will vest if stretching sales and EPS performance conditions are achieved based on a matrix. From this matrix a performance multiplier will be calculated and applied to both the core award and the personal investment. The performance multiplier is on a sliding scale up to a maximum of five times. The maximum award will be measured as sales growth of £2.5 billion, and compound annual growth in EPS of 21%, over the four years. No awards will vest unless threshold levels of real growth in both sales and EPS are achieved.

There is an opportunity for early vesting of up to half the award, if the sales and EPS performance measures are on-track, at the end of year three (i.e. year ending March 2008).

If the performance conditions have not been achieved at the end of year four, the core award will lapse.

Details of Justin King's award under the share plan are as follows:

Date of Grant	Core Share Award	Personal Share Investment	Maximum Share Award	First Exercise Date	Last Exercise Date
24 March 2005	237,508	118,754	1,662,556 (1)	14 May 2008 (2)	23 March 2010

(1) The maximum share award excludes the personal investment shares acquired by Justin King, which must be held for the duration of the plan.
(2) Following the Preliminary Results announcement in 2008.

It is Justin King's intention to make the maximum personal investment, i.e. 118,754 shares in J Sainsbury plc under the conditions of the share plan.

If the performance conditions are on track to reach the maximum award multiplier at the end of year three then Justin King's award will become exercisable over a maximum of 831,278 ordinary shares.

Further details of the share plan, which is subject to shareholder approval, will be contained in the report and accounts for the year ended 26 March 2005 and included in the Notice of Meeting for the AGM in July 2005. Copies of the share plan rules will also be available for inspection at the company's registered office at that time.

Notes

1. Justin King's salary on 24 March 2004 was £675,000 pa.
2. Justin King will be required to purchase at least half of his personal investment, 59,377 shares, in J Sainsbury plc by 7 October 2005 with the balance being purchased by 31 July 2006. If the shares are not purchased in full by 31 July 2006 the personal investment element of the award will lapse. The purchased shares must be retained for the full four years of the share plan.
3. Based on share price of 284.2p the mid-market share price averaged over a 90-day period immediately preceding the grant today.
4. Justin King has agreed to surrender the following options granted under the Company's Executive Share Option Plan if shareholders agree the new Plan at the AGM in July 2005, in which these options would lapse on 13 July 2005:

Date of Grant	Number of shares under option	Price per share
27 March 2004	516,252	261.50p
20 May 2004	491,355	274.75p

5. The members of the operating board to which the core award and personal investment under the share plan will apply are: Ken McMeikan, Mike Coupe, Stephen Nelson, Jim McCarthy, Imelda Walsh, Hamish Elvidge, Tim Fallowfield and Tim Pile. Darren Shapland will be entitled to enter the share plan when he joins the company, with a core award of 80% of salary and a maximum personal investment of 50% of salary. Roger Matthews will not participate in the share plan.
6. Dividends will accrue on the vested shares during the life of the share plan. These will be awarded in shares at the point of vesting.
7. Bob Stack is the Chairman of the Remuneration Committee. He was appointed to the Board of J Sainsbury plc as a non executive director on 16 December 2004.
8. This arrangement is particularly designed to reflect the characteristics of the recovery plan and will not be replicated in future years.

Enquiries:

Investor Relations
Lynda Ashton
+44 (0) 20 7695 7162

Media
Pip Wood
+44 (0) 20 7695 6127

24 March 2005

Fourth Quarter Trading Statement for 12 weeks to 26 March 2005

J Sainsbury plc today reported its fourth quarter pre-close trading statement, comprising 11 weeks actual sales to 19 March 2005 and 1 week estimated sales to 26 March 2005.

Highlights

- **Total sales for quarter four up 7.2 percent (5.4 percent excluding petrol)**
- **Like-for-like sales, Easter adjusted, for quarter four up 3.7 percent (1.7 percent excluding petrol)**
- **Continuing improvement in the customer offer**

Justin King, chief executive, said: "We are pleased with the quarter four sales numbers reported today which continue to show an improving trend. We recovered well from the Christmas and New Year peak trading period and had solid trading over the seasonal events.

"Of particular note were Valentine's Day and Mother's Day which were well executed in stores and helped drive sales over those periods. In the last four weeks we have had a strong contribution from Comic Relief selling over 4 million red noses. We estimate Comic Relief delivered an extra 0.3% like-for-like sales in the quarter. Overall £6.5 million was donated to the charity and we are delighted by the support our colleagues and customers gave to this biennial event. Our Active Kids programme has also started strongly with over 18,000 schools registered in the scheme, which equates to around 60% of all UK schools.

"The encouraging signs reported in January have continued. Our major focus on availability is beginning to show results with both colleagues and customers noticing the improvements in store. The 3,000 extra store colleagues, who have been in place this quarter, have helped us provide a much better service. Customers are also enjoying the better value for money offered by our 6,000 lower prices.

"The competitive environment continues to be fierce but we are committed to ensuring that our customer offer is not compromised while we continue with our plans. In these circumstances we are particularly pleased that we have seen an improving trend in sales. The outlook remains competitive but we are confident that by continuing to do a better job for our customers every day we will reach our objective of market levels of sales growth by the end of 2005/06.

"We announced on 13 January 2005 the new structure for centrally based colleagues. This is now taking shape and around 600 people have already left the business. At the same time we indicated that Sainsbury's Bank had experienced a difficult quarter in an increasingly competitive market. This has continued into the fourth quarter.

"Overall we are pleased with our progress during the quarter. However we are still only six months into implementing the plans we outlined last October. We recognise that there is a long way to go and must continue to be realistic about the task in hand. It will take time to deliver sustainable sales growth to achieve our target of £2.5 billion extra sales by 2007/08."

In a separate announcement today Sainsbury's outlined the conditional award of ordinary shares under the J Sainsbury plc Share Plan 2005, as part of a long-term incentive scheme for circa 1,100 managers throughout the business. This share plan is subject to shareholder approval at the AGM on 13 July 2005.

Notes

1. Sales growth is detailed below. For quarter four, the numbers are based on actual sales for 11 weeks and 1 week of estimated sales. Like-for-like sales have been Easter adjusted. A similar adjustment has been used for the second half and full year numbers. Total sales include two Easter periods in the 2004/05 financial year.

2004/05	Q1	Q2	H1	Q3	**Q4**	H2	**FY**
Sales growth including petrol (%)							
Total	2.3	4.4	3.5	6.1	**7.2**	6.6	**5.0**
Like-for-like	1.0	1.8	1.5	2.4	**3.7**	3.0	**2.2**
Like-for-like inflation / (deflation)	0.5	-0.5	-0.1	-0.8	**-1.2**	-1.0	**-0.5**
Sales growth excluding petrol (%)							
Total	0.8	1.5	1.3	2.7	**5.4**	4.0	**2.6**
Like-for-like	-0.6	-1.1	-0.9	-1.2	**1.7**	0.2	**-0.4**
Like-for-like inflation / (deflation)	0.2	-1.1	-0.5	-1.2	**-1.6**	-1.4	**-1.0**

2. We will be holding a conference call for analysts and investors at 8:30am. To listen to the webcast of this call, we recommend that you register in advance for this event. Please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. Alternatively, please visit the website by 8:15 GMT on the morning of the announcement, and follow the on-screen instructions. The archive of this event will be available from **12:00 GMT** on the day in the form of a delayed webcast.
3. We will be providing an update on the implications of IFRS on 26 April 2005.
4. Our Preliminary results for the year ended 26 March 2005 will be announced on 18 May 2005.

Enquiries:

Investor Relations
Roger Matthews
Lynda Ashton
+44 (0) 20 7695 7162

Media
Pip Wood
Gillian Taylor
+44 (0) 20 7695 6127